

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Eleazer Klein
Partner
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re: Anika Therapeutics, Inc.**
> **Preliminary Proxy Statement filed by Caligan Partners LP et al.**
> **Filed on March 30, 2023**
> **File No. 001-14027**

Dear Eleazer Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter, page 1

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

- that "the Board's poor oversight of business development initiatives and commercial losses have contributed to Anika's share price decline." (cover letter)
- that the compensation committee has "consistently overpaid Anika management for Anika's terrible absolute and relative performance and is thus primarily responsible for what Caligan believes is a misalignment of executive compensation and shareholder returns." (page 8)

Background of this Proxy Solicitation, page 3

2.   Please provide support for your estimates of annual losses for the JP Segment and the revenue growth needed (252%) for the segment to break even.

3.   Your disclosure states that "After the Company's 4Q2022 earnings call, sell-side analysts remarked, 'we find both targets as unlikely to be achieved and impossible to try to prove at this point given the material deterioration in the company's financials over the past few years.' " You refer to analysts, plural, but name only one analyst in your footnote. Revise the text to refer to one analyst or the footnote to include more than one analyst.

4.   Refer to the TSR table appearing on page 3. Include the footnote text for the footnotes that appear on the table on page 3.

5.   We note, on page 4, that you state that "**Anika can be worth ~$60 per share**..." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please revise your disclosure to include your analysis supporting your statement and confirm that in future filings in which you provide similar disclosure you will include a similar analysis.

Proposal 1: Election of Directors, page 6

6.   Your disclosure describes the effect of abstentions on the outcome of Proposal 1 but the card does not include an "abstention" alternative in your proxy card. Please revise your disclosure.

Questions and Answers about the Proxy Materials and the Annual Meeting, page 12

7.   We note the following disclosure on page 11 and in the form of proxy card that if "you vote "FOR" more than two nominees on a BLUE proxy card... your shares will be voted 'FOR' the Caligan nominees and to 'WITHHOLD' on the opposed company nominees." Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

General

8.   Revise your proxy statement to include the language required by Item 7(f) of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions